

August 31, 2010

Doug Clark
President
Innovative Product Opportunities Inc.
730 Gana Court
Mississauga, Ontario
Canada L5S 1P1

     Re: **Innovative Product Opportunities Inc.**
            Amendment No. 2 to Registration Statement on Form S-1
            Filed August 20, 2010
            File No. 333-167667

Dear Mr. Clark:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of Selected Financial Information, page 7

1. You state that your table sets forth summary financial data derived from your audited financial statements. However, the period from inception (April 3, 2009) through June 30, 2010 is contained in your unaudited interim financial statements. Please revise your disclosure to clarify this matter.

2. We also note that the amounts you disclose as Income Before Taxes, Net Income, Weighted Average Number of Shares Outstanding, and Net Income per Share do not agree to your Statement of Operations for this period. Please revise to present the same numbers here as are seen in your financial statements.

Description of Business, page 19

3. We note your response to comment seven in our letter dated August 12, 2010, however your revised disclosure does not fully describe the types of services provided to you by your selling shareholders and the manner in which the provision of those services facilitated the implementation of your business plan. Please revise your disclosure accordingly.

Customers, page 20

4. We note your statement that you "intend to provide a platform and vehicle" through which your customers will achieve public recognition for their products. Please revise your disclosure to explain the manner in which you will provide such a "platform and vehicle" and whether these services are intended to be discreet from or will supplement your product development services.

5. We note your indication elsewhere that you have one customer. Please revise this section to discuss what services you are providing for this customer.

Product Development, page 20

6. Please revise to elaborate upon the technical knowledge that you have received from Metro One, with a view to explaining how this technical knowledge will assist you in your business. Please also provide additional detail regarding the role you are playing in providing them with "new design solutions."

Manufacturing and Product Sourcing, page 21

7. We note your response to comment 12 in our letter dated August 12, 2010. Please revise your disclosure to include the information that is contained in your response to this comment.

Financial Statements for the Period Ended June 30, 2010, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-5

8. We note that in the six months ended June 30, 2010 you have recognized $21,000 in revenues. Please provide an appropriate revenue recognition accounting policy.

Going Concern, page F-5

9. With reference to our comments below on the accounting for your receipt of Metro One Development, Inc.'s (Metro One's) common stock, if you continue to believe that you

have correctly accounted for your investment in these securities, please revise your going concern footnote to clarify to your investors that the only reason you have retained earnings at June 30, 2010 instead of an accumulated deficit is due to the gain that you realized upon your receipt of these securities, and that similar gains are not likely to recur in the future. Please make a similar disclosure where you discuss the uncertainty about your ability to continue as a going concern in the Liquidity section of your MD&A narrative.

Fair Value of Financial Instruments, page F-7

10. We note that your investment securities account is made up of 21,000,000 shares of Metro One common stock, which were issued to you in payment for consulting services valued at $21,000. Since your disclosures indicate that the fair value of these shares at issuance was $357,000, please explain to us and disclose to your readers why Metro One gave you consideration significantly in excess of the value of your services, effectively appearing to have overpaid you. It is unclear to us why Metro One did not give you a lesser number of shares of its common stock with a fair value of $21,000. Please clarify whether the additional shares issued to you beyond those with a value of $21,000 are intended to compensate you for any additional transactions between you and Metro One.

11. We note that in determining the fair value of Metro One's common stock issued to you on May 3, 2010, you applied a 15% liquidity discount to the price quoted on the Over-The-Counter Bulletin Board. Please tell us how you determined that 15% was the amount that market participants would demand to reflect that these shares are unregistered. Also tell us why that liquidity discount is no longer required under ASC 820-10 when determining the fair value of these securities at June 30, 2010.

12. We note that you are accounting for your investment in Metro One's common stock as available-for-sale securities. Please explain to us in detail how you determined that you should not account for this investment under the equity method. As part of your response, please tell us what percentage of Metro One's voting stock you control following your receipt of these 21 million shares of common stock.

Note 3 – Stock Based Compensation, page F-9

13. We note your disclosures in response to comment 13 from our letter dated August 12, 2010. Specifically, we note that you valued these issuances of your common stock based on the fair value of the consulting services received because there were no quoted market prices or recent transactions in your company's stock, making the fair value of these services more reliably determinable. Please clarify for us whether you actually received all of these services on May 14, 2010 or whether these services were rendered at different

times or over several days. Also explain to us why the several different types of services that you received from several different individuals all have the same fair value of $10,000 apiece, given your policy that you value the issuance of your common stock in exchange for services based on the fair value of the services received. To help us better understand this matter, please explain to us in more detail how you determined the fair value of the services received for each transaction listed in this footnote.

Management's Discussion and Analysis of Financial Condition and Financial Disclosure or Plan of Operation, page 23

14. We note your revised disclosure in response to comment one in our letter dated August 12, 2010. Please revise your disclosure to also cover the fiscal years required by Item 303(a) of Regulation S-K.

Management's Strategic Vision, page 23

15. We note your revised disclosure in response to comment 14 in our letter dated August 12, 2010, however, the revised disclosure you have provided does not provide sufficient detail regarding your business plan. Please revise to provide detailed disclosure regarding how you plan to attract new customers, whether you will target any particular kind of customers at first, what you intend for your role to be once retained, and the milestones for each of these events. Currently, your disclosure provides readers with no indication as to how you plan to generate revenues and, considering this offering will not provide you with any capital to fund your operations, it is unclear how your business will progress beyond the development stage.

Operating Capital and Capital Expenditure Requirements, page 25

16. We note your response to comment 16 in our letter dated August 12, 2010. You appear to indicate that you will require minimal cash for expenditures other than legal, accounting and related services because you will attempt to compensate independent contractors for their design services. Please revise your disclosure to explain how you will pay to market your services. And, regardless of the manner in which you intend to compensate third parties for their services, please revise to quantify the amount necessary to implement your business plan.

Biographies of Executive Officers and Directors, page 26

17. We note your response to comment 17 in our letter dated August 12, 2010. Please revise Mr. Clark's biography to include the explanation contained in your response regarding the qualifications and skills that led to the conclusion that he should serve as a director.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities, page 29

18. We note your response to comment 18 in our letter dated August 12, 2010. However, it does not appear that you have revised your disclosure as requested. In addition to the description currently contained in this section of the general effect of the provisions of your constituent documents under which your controlling persons, directors and officers are indemnified, please include a description of the general effect of any statute under which any of your controlling persons, directors or officers is insured or indemnified in any manner against liability which he may incur in his capacity as such, including, for example, Delaware law. Refer to Item 702 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 5551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Peter J. Gennuso, Esq.
        Via Facsimile